

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2025

Ziqiang Wang
Chief Financial Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

> **Re: Jin Medical International Ltd.**
> **Form 20-F for Fiscal Year Ended September 30, 2024**
> **Filed January 24, 2025**
> **File No. 001-41661**

Dear Ziqiang Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services